Filed Pursuant to Rule 424(b)(5)
Registration Statements Nos. 333-179186 and 333-183038

Pricing Supplement

To Prospectus dated February 2, 2012 and

Prospectus Supplement dated February 2, 2012

United Mexican States U.S. $559,254,000 3.625% Global Notes due 2022 U.S. $963,324,000 4.750% Global Notes due 2044 U.S. $677,994,000 5.750% Global Notes due 2110

This pricing supplement relates to additional notes of three series that Mexico is issuing pursuant to its invitation (the “Invitation”) to holders of specified series of its existing bonds (the “Old Bonds”) to offer to exchange Old Bonds for reopened 3.625% Global Notes due 2022 (the “Reopened 2022 Notes”), reopened 4.750% Global Notes due 2044 (the “Reopened 2044 Notes”) or reopened 5.750% Global Notes due 2110 (the “Reopened 2110 Notes”). The Reopened 2022 Notes, Reopened 2044 Notes and Reopened 2110 Notes are collectively referred to as the “Reopened Notes.”

The Reopened 2022 Notes will mature on March 15, 2022, the Reopened 2044 Notes will mature on March 8, 2044 and the Reopened 2110 Notes will mature on October 12, 2110.

The Reopened 2022 Notes will bear interest from March 15, 2012 at 3.625% per year, the Reopened 2044 Notes will bear interest from March 8, 2012 at 4.750% per year and the Reopened 2110 Notes will bear interest from April 12, 2012 at 5.750% per year. Mexico will pay interest semi-annually in arrears:

•	on March 15 and September 15 of each year, commencing on September 15, 2012, in the case of the Reopened 2022 Notes,

•	on March 8 and September 8 of each year, commencing on September 8, 2012, in the case of the Reopened 2044 Notes, and

•	on April 12 and October 12 of each year, commencing on October 12, 2012, in the case of the Reopened 2110 Notes.

Each series of the Reopened Notes will be subject to redemption as described herein.

The Reopened 2022 Notes are expected to be issued in an aggregate principal amount of U.S. $559,254,000, the Reopened 2044 Notes are expected to be issued in an aggregate principal amount of U.S. $963,324,000 and the Reopened 2110 Notes are expected to be issued in an aggregate principal amount of U.S. $677,994,000.

The Reopened 2022 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.625% Global Notes due 2022 (CUSIP No. 91086QBA5, ISIN US91086QBA58, Common Code 72900952), which we refer to as the “outstanding 2022 Notes.” The Reopened 2044 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 4.750% Global Notes due 2044 (CUSIP No. 91086QBB3, ISIN US91086QBB32, Common Code 75647727), which we refer to as the “outstanding 2044 Notes.” The Reopened 2110 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942), which we refer to as the “outstanding 2110 Notes.”

The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Certain of the Old Bonds were originally issued prior to such date. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated February 2, 2012, Mexico may amend the payment provisions of the Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes of that series.

Mexico will apply to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the United States Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document or the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and may not be offered or sold publicly in Mexico. The Reopened Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

The Dealer Managers for the Invitation are:

BofA Merrill Lynch	Credit Suisse	Goldman, Sachs & Co.

August 10, 2012

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This pricing supplement has been prepared on the basis that any offer of Reopened Notes in any Member State of the European Economic Area (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Reopened Notes. Accordingly any person making or intending to make any offer within the EEA of Reopened Notes which are the subject of this pricing supplement may only do so in circumstances in which no obligation arises for Mexico, or any of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. or Merrill Lynch, Pierce, Fenner & Smith Incorporated as dealer managers for the Invitation (the “Dealer Managers”) to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor the Dealer Managers have authorized, nor do they authorize, the making of any offer of Reopened Notes in circumstances in which an obligation arises for Mexico or the Dealer Managers to publish a prospectus for such offer.

For the purposes of this provision, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.”

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-31
Glossary	S-38
Annex A Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

INTRODUCTION

This document supplements the attached prospectus supplement dated February 2, 2012, relating to Mexico’s U.S. $80,000,000,000 Global Medium-Term Note, Series A Program and the attached prospectus dated February 2, 2012 relating to Mexico’s debt securities and warrants. You should read this document along with the attached prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. If the information in this document differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this document. This pricing supplement constitutes a “pricing supplement” or “final terms” as defined in the prospectus supplement and prospectus.

Mexico is responsible only for the information provided or incorporated by reference in this document, the prospectus and the prospectus supplement. Mexico, and the Dealer Managers, have not authorized anyone else to provide you with different information. Mexico and the Dealer Managers are offering the Reopened Notes only in jurisdictions where it is lawful to do so.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this pricing supplement and, if given or made, such information or representations must not be relied upon as having been authorized by Mexico, the Dealer Managers or Bondholder Communications Group as the information and exchange agent (the “Information and Exchange Agent”) and none of Mexico, the Dealer Managers or the Information and Exchange Agent takes any responsibility for information that others may give to you. This pricing supplement does not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information contained in this document and the attached prospectus supplement and prospectus is current only as of their respective dates. Mexico confirms that:

•	the information contained in this document and the prospectus supplement and the prospectus is true and correct in all material respects and is not misleading,

•	it has not omitted other facts the omission of which makes this document and the prospectus supplement and the prospectus as a whole misleading, and

•	it accepts responsibility for the information it has provided in this document and the prospectus supplement and the prospectus.

The Reopened Notes are debt securities of Mexico, which are being offered under Mexico’s registration statements nos. 333-179186 and 333-183038 filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus supplement and prospectus are part of each of the registration statements. The prospectus supplement and prospectus provide you with a general description of the securities that Mexico may offer, and this document contains specific information about the terms of the Invitation and the Reopened Notes. This document also adds, updates or changes information provided or incorporated by reference in the prospectus supplement and prospectus. Consequently, before you invest in the Reopened Notes, you should read this document together with the prospectus supplement and prospectus as well as the documents incorporated by reference in the prospectus supplement and prospectus, which are described under “Documents Incorporated by Reference.”

FORWARD-LOOKING STATEMENTS

This pricing supplement contains forward-looking statements. Statements that are not historical facts, including statements about Mexico’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and Mexico undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Mexico cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Mexico’s trading partners. High international interest rates could increase Mexico’s expenditures, low oil prices could decrease the Mexican Government’s revenues and recession or low growth in Mexico’s main trading partners could lead to fewer exports. A combination of these factors could negatively affect Mexico’s current account.

•

Instability or volatility in the international financial markets. This could lead to domestic volatility, making it more complicated for the Mexican Government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, portfolio investment in particular.

•

Adverse domestic factors, such as domestic inflation, high domestic interest rates, exchange rate volatility and political uncertainty. Each of these could lead to lower growth in Mexico, declines in foreign direct and portfolio investment and potentially lower international reserves.

USE OF PROCEEDS

Mexico will not realize any cash proceeds from the issuance of the Reopened Notes. The Reopened Notes are being issued in exchange for Old Bonds pursuant to the Invitation. The results of the Invitation are described under “Results of the Invitation.”

SUMMARY DESCRIPTION OF THE REOPENED NOTES

This summary highlights information contained elsewhere in this document. It is not complete and may not contain all the information that you should consider before investing in the Reopened Notes. You should read the entire pricing supplement and the accompanying prospectus supplement and prospectus (together, the “pricing documents”) carefully.

The Reopened Notes

General Terms of the Reopened Notes

Issuer	United Mexican States.

Status	The Reopened Notes will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico. The Reopened Notes will rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness.

Currency	The Reopened Notes will be denominated and payable in U.S. dollars.

Taxation	For a discussion of the Mexican and United States tax consequences associated with the Reopened Notes, see “Taxation—Mexican Taxation” and “—United States Federal Taxation” in the accompanying prospectus supplement. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the ownership and disposition of the Reopened Notes.

Withholding Tax and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the Reopened Notes without withholding or deducting any Mexican taxes. For more information, see “Description of the Notes—Additional Amounts” in the accompanying prospectus supplement.

Further Issues	Mexico may, from time to time, issue additional debt securities that may form a single series with a series of Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes have as of the date of issue of such additional notes.

Form and Settlement	Mexico will issue the Reopened Notes in the form of one or more fully registered global securities, without coupons, registered in the name of a nominee of The Depository Trust Company (“DTC”) and will deposit the global securities with a custodian for DTC. You may hold a beneficial interest in the global securities through DTC, Clearstream, Luxembourg or Euroclear, directly as a participant in one of those clearing systems or indirectly through financial institutions that are participants in any of those systems.

Denominations	Mexico will issue the Reopened Notes only in denominations of U.S. $2,000 and integral multiples of U.S. $2,000.

Listing and Admission to Trading	Mexico will apply to list the Reopened Notes on the Luxembourg Stock Exchange and to have the Reopened Notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Governing Law	New York, except that all matters governing authorization and execution of the Reopened Notes by Mexico will be governed by the laws of Mexico.

Additional Provisions	The Reopened Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding external public indebtedness issued prior to March 3, 2003. Certain of the Old Bonds were originally issued prior to such date. Under these provisions, which are described beginning on page 7 of the accompanying prospectus, Mexico may amend the payment provisions of a series of Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes of that series.

Terms of the Reopened 2022 Notes

Title	3.625% Global Notes due 2022.

Maturity	The Reopened 2022 Notes will mature on March 15, 2022.

Interest	The Reopened 2022 Notes will bear interest from March 15, 2012 at 3.625% per year. Mexico will pay interest semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2012. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption	Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the Reopened 2022 Notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. For purposes of the Reopened 2022 Notes, “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2022 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points over (ii) the principal amount of such Reopened 2022 Notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2022 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third business day preceding such redemption date.

Securities Codes:

CUSIP	91086QBA5

ISIN	US91086QBA58

Common Code	72900952

Fungibility	The Reopened 2022 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.625% Global Notes due 2022 (CUSIP No. 91086QBA5, ISIN US91086QBA58, Common Code 72900952).

Terms of the Reopened 2044 Notes

Title	4.750% Global Notes due 2044.

Maturity	The Reopened 2044 Notes will mature on March 8, 2044.

Interest	The Reopened 2044 Notes will bear interest from March 8, 2012 at 4.750% per year. Mexico will pay interest semi-annually in arrears on March 8 and September 8 of each year, commencing on September 8, 2012. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption	Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the Reopened 2044 Notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. For purposes of the Reopened 2044 Notes, “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2044 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points over (ii) the principal amount of such Reopened 2044 Notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2044 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third business day preceding such redemption date.

Securities Codes:

CUSIP	91086QBB3

ISIN	US91086QBB32

Common Code	75647727

Fungibility	The Reopened 2044 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 4.750% Global Notes due 2044 (CUSIP No. 91086QBB3, ISIN US91086QBB32, Common Code 75647727).

Terms of the Reopened 2110 Notes

Title	5.750% Global Notes due 2110.

Maturity	The Reopened 2110 Notes will mature on October 12, 2110.

Interest	The Reopened 2110 Notes will bear interest from April 12, 2012 at 5.750% per year. Mexico will pay interest semi-annually in arrears on April 12 and October 12 of each year, commencing on October 12, 2012. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption	Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the Reopened 2110 Notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. For purposes of the Reopened 2110 Notes, “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2110 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points over (ii) the principal amount of such Reopened 2110 Notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2110 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M. New York time on the third business day preceding such redemption date.

Securities Codes:

CUSIP	91086QAZ1

ISIN	US91086QAZ19

Common Code	054886942

Fungibility	The Reopened 2110 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942).

DOCUMENTS INCORPORATED BY REFERENCE

Table of References

The information incorporated by reference from Mexico’s Annual Report on Form 18-K for the year ended December 31, 2010 (file number 333-03610) (the “Annual Report”), includes the items listed below. The Annual Report is published on the website of the Luxembourg Stock Exchange (http://www.bourse.lu). For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the cross-reference table but included in the documents incorporated by reference is given for information purposes only.

EC No. 809/2004 Item	Annual Report

Issuer’s position within the governmental framework	“United Mexican States—Form of Government” on pages D-6 to D-9 of Exhibit D to the Annual Report

Geographic location and legal form of the issuer	“United Mexican States—Area, Population and Society” on page D-6 of Exhibit D to the Annual Report

Structure of the issuer’s economy	“The Economy—Principal Sectors of the Economy” on pages D-27 to D-52 of Exhibit D to the Annual Report

Gross domestic product	“The Economy—Gross Domestic Product” on pages D-18 to D-22 of Exhibit D to the Annual Report

Mexico’s political system and government	“United Mexican States—Form of Government” on pages D-6 to D-9 of Exhibit D to the Annual Report

Tax and budgetary systems of the issuer	“Public Finance—General,” “—Fiscal Policy” and “—Taxation” on pages D-77 to D-78, D-79 to D-80 and D-85 to D-90, respectively, of Exhibit D to the Annual Report

Gross public debt of the issuer	“Public Debt” on pages D-93 to D-103, and “Tables and Supplementary Information” on pages D-93 to D-106 of Exhibit D to the Annual Report

Foreign trade and balance of payments	“External Sector of the Economy—Foreign Trade,” on pages D-65 to D-66, “—Geographic Distribution of Trade” on pages D-67 to D-68, and “—Balance of International Payments” on pages D-69 to D-73 of Exhibit D to the Annual Report

Foreign exchange reserves	“External Sector of the Economy—Balance of International Payments” on pages D-69 to D-73 of Exhibit D to the Annual Report

Financial position and resources	“External Sector of the Economy—Balance of International Payments” on pages D-69 to D-73, and “Public Finance—2011 Budget” on pages D-80 to D-81 of Exhibit D to the Annual Report

Income and expenditure figures and 2011 Budget	“Public Finance—2011 Budget” on pages D-80 to D-81 of Exhibit D to the Annual Report

Documents incorporated by reference in this pricing supplement are considered part of this pricing supplement and the accompanying prospectus supplement and prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2010. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

Presidential elections were held on July 1, 2012. According to preliminary results, Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), was elected President of Mexico. In accordance with Mexico’s electoral law, if the electoral results are officially validated by the Tribunal Electoral del Poder Judicial de la Federación (the federal electoral court), his term will begin on December 1, 2012 and will expire on November 30, 2018. The federal electoral court is expected to resolve some claims filed by certain political parties no later than September 6, 2012.

Local elections for state governorships in Chiapas, Guanajuato, Jalisco, Morelos, Tabasco and Yucatán and an election for the mayorship of the Federal District were held on July 1, 2012. The PRI retained the governorship of Yucatán and won additional governorships in Jalisco and Chiapas but lost the governorship of Tabasco. The Partido Acción Nacional (National Action Party, or PAN) retained the governorship of Guanajuato but lost the governorships of Jalisco and Morelos. The Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) retained the mayorship of the Federal District and won two additional governorships in Tabasco and Morelos but lost the governorship of Chiapas. After giving effect to these elections, the PRD holds three state governorships and the mayorship of the Federal District, the PAN holds four state governorships, an alliance formed by the PAN and the PRD holds three state governorships and the PRI holds the remaining 21 of the 31 state governorships.

Congressional elections for all 128 seats in the Cámara de Senadores (Senate) and 500 seats in the Cámara de Diputados (Chamber of Deputies) were also held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	142	28.4%
Institutional Revolutionary Party	32	25.0	242	48.4
Democratic Revolution Party	23	18.0	63	12.6
Ecological Green Party of Mexico	8	6.3	22	4.4
Citizen Movement Party	5	3.9	6	1.2
Labor Party	5	3.9	14	2.8
New Alliance	0	0.0	8	1.6
Unaffiliated	5	3.9	3	0.6

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Representatives.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 3.9% in real terms during 2011, as compared to 2010. Global economic activity began to recover at the beginning of the second half of 2009 and continued in 2010, after a deep contraction in the first half of 2009. However, the recovery lost momentum during 2011 due to natural disasters in Asia, increases in cost of primary products in the first half of 2011 and the sovereign debt crisis in the Eurozone. Less favorable global economic conditions than expected in the first half of 2011, especially decreased external demand in the U.S., hindered the growth of the Mexican economy. During 2011, the utilities sector increased by 5.6%; the construction sector increased by 4.8%; the manufacturing sector increased by 5.2%; the wholesale and retail trade sector increased by 7.6%; the transportation and warehousing sector increased by 3.4%; the information sector increased by 6.6%; the finance and insurance sector increased by 5.4%; the real estate, rental and leasing sector increased by 2.1%; the professional, scientific and technical services sector increased by 5.9%; the management of companies and enterprises sector increased by 5.7%; the administrative support, waste management and remediation sector increased by 4.3%; the education services sector increased by 1.5%; the health care and social assistance sector increased by 1.6%; the arts, entertainment and recreation sector increased by 6.4%; the accommodation and food services sector increased by 2.6% and other services (except pubic administration) increased by 4.0%, each in real terms as compared to 2010. In contrast, the agriculture, forestry, fishing and hunting sector decreased by 3.0%; the mining sector decreased by 1.9% and the public administration sector decreased by 0.8%, each in real terms as compared to 2010.

According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the first three months of 2012, as compared to the first three months of 2011. During the first three months of 2012, the agriculture, forestry, fishing and hunting sector increased by 6.8%; the mining sector increased by 0.6%; the utilities increased by 3.4%; the construction sector increased by 4.9%; the manufacturing sector increased by 5.5%; the wholesale and retail trade sector increased by 6.7%; the transportation and warehousing sector increased by 5.4%; the information sector increased by 4.3%; the finance and insurance sector increased by 13.0%; the real estate, rental and leasing sector increased by 2.2%; the professional, scientific and technical services sector increased by 4.2%; the management of companies and enterprises sector increased by 5.8%; the administrative support, waste management and remediation sector increased by 2.4%; the education services sector increased by 1.7%; the health care and social assistance sector increased by 2.1%; the arts, entertainment and recreation sector increased by 1.1%; the accommodation and food services sector increased by 4.4%; other services (except pubic administration) increased by 4.9% and the public administration sector increased by 4.1%, each in real terms as compared to the same period of 2011.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2007	2008	2009(1)	2010(1)	2011(1)	First Three Months of 2012(1)(2)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.5%	3.9%	4.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(3.0)	6.8
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.9)	0.6
Utilities	3.7	(2.3)	1.8	10.3	5.6	3.4
Construction	4.4	3.1	(7.3)	(0.1)	4.8	4.9
Manufacturing	1.7	(0.7)	(9.9)	9.9	5.2	5.5
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	13.1	7.6	6.7
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.4	5.4
Information	11.6	8.0	0.8	1.5	6.6	4.3
Finance and insurance	13.9	12.8	1.7	13.1	5.4	13.0
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.1	2.2
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	5.9	4.2
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	5.7	5.8
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	4.3	2.4
Education services	1.9	0.8	0.5	0.1	1.5	1.7
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.6	2.1
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	6.4	1.1
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.6	4.4
Other services (except public administration)	3.9	0.7	(1.0)	1.0	4.0	4.9
Public administration	1.7	1.1	3.8	3.1	(0.8)	4.1

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.

(2)	First three months of 2012 as compared to the same period of 2011.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the year ended December 31, 2011 was 3.8%, 0.6 percentage points lower than during 2010. During the first six months of 2012, consumer inflation was 0.8%, 0.5 percentage points higher than during the same period of 2011.

Unemployment Rate

At June 30, 2012, the unemployment rate was 4.8%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Interest Rates

During the first six months of 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.2% and on 91-day Cetes of 4.4% during the same period of 2011. On August 1, 2012, the 28-day Cetes rate was 4.0% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary, unaudited interim financial information of PEMEX for the six months ended June 30, 2012, PEMEX’s total sales revenues increased by 9.6%, from Ps. 746.0 billion in the first six months of 2011 to Ps. 817.4 billion in the same period of 2012. This increase resulted primarily from increased volume and higher prices of domestic products sold, as well as from the depreciation of the Mexican peso against the U.S. dollar. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.0% in the six months ended June 30, 2012, from Ps. 375.5 billion in the first six months of 2011 to Ps. 416.6 billion in the same period of 2012, primarily due to higher crude oil prices and increases in the domestic prices and volumes of sales of petroleum products sold by PEMEX. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 8.0% in peso terms for the six months ended June 30, 2012, from Ps. 367.8 billion in the first six months of 2011 to Ps. 397.3 billion in the same period of 2012, primarily as a result of an increase in the average prices for exports in peso terms.

In the six months ended June 30, 2012, PEMEX had a net income of Ps. 8.0 billion from Ps. 817.4 billion in total sales revenues, as compared to a net income of Ps. 17.6 billion from Ps. 746.0 billion in total sales revenues in the same period of 2011.

Financial System

2011 and 2012 Monetary Programs

Consistent with Mexico’s monetary program for 2011, Mexico’s monetary program for 2012 has as its principal objective the achievement of an inflation rate at or below its permanent target of 3.0% (+/-1.0%). Mexico’s monetary programs for 2011 and 2012 contained the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

At May 31, 2012, the M1 money supply was 13.0% greater in real terms, as compared to the level at May 31, 2011. This increase was driven by higher amounts of bills and coins held by the public and an increase in checking account deposits. The amount of bills and coins held by the public at May 31, 2012 was 12.2% greater in real terms than at May 31, 2011, while the aggregate amount of checking account deposits denominated in pesos at May 31, 2012 was 14.7% greater in real terms than the amount of checking account deposits at May 31, 2011.

At May 31, 2012, financial savings were 12.2% greater in real terms than financial savings at May 31, 2011. Savings generated by Mexican residents were 8.5% greater in real terms, and savings generated by non-residents were 37.2% greater in real terms than their respective levels at May 31, 2011.

At December 31, 2011, the monetary base totaled Ps. 763.5 billion, a 10.1% increase in nominal terms, as compared to Ps. 693.4 billion at December 31, 2010. At July 22, 2012, the monetary base totaled Ps. 746.4 billion, a 2.2% nominal decrease from Ps. 763.5 billion at December 31, 2011, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 2, 2012, the minimum overnight funding rate remained at 4.50%.

The Securities Market

At August 1, 2012, the Mexican Stock Market Index stood at 40,805.40 points, representing a 10.1% nominal increase from the level at December 30, 2011.

Banking Supervision and Support

At May 31, 2012, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 65.1 billion, as compared with Ps. 60.2 billion at December 31, 2011. At May 31, 2012, the total loan portfolio of the banking system was 4.1% greater in real terms than the total loan portfolio at December 31, 2011. The past-due loan ratio of commercial banks was 2.5% at May 31, 2012, as compared to a ratio of 2.5% at December 31, 2011. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 121.1 billion at May 31, 2012, as compared to Ps. 115.0 billion at December 31, 2011. As a result, commercial banks had reserves covering 186.1% of their past-due loans at May 31, 2012, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first five months of 2012, Mexico registered a trade surplus of U.S. $2.7 billion, as compared with a trade surplus of U.S. $3.1 billion for the same period of 2011. Merchandise exports increased by 9.4% during the first five months of 2012, to U.S. $153.9 billion, as compared to U.S. $140.7 billion for the same period of 2011. During the first five months of 2012, petroleum exports increased by 2.7%, while non-petroleum exports increased by 10.7%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 79.8% of total merchandise exports, increased by 10.4% during the first five months of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first five months of 2012, total imports increased by 9.9%, to U.S. $151.2 billion, as compared to U.S. $137.6 billion for the same period of 2011. During the first five months of 2012, imports of intermediate goods increased by 9.0%, imports of capital goods increased by 15.1% and imports of consumer goods increased by 10.8%, in each case as compared to the same period of 2011.

Balance of International Payments

According to preliminary figures, during the first three months of 2012, Mexico’s current account registered a deficit of 0.0% of GDP, or U.S. $46.9 million, as compared to a deficit of U.S. $1.9 billion in the same period of 2011. The capital account registered a U.S. $21.8 billion surplus in the first three months of 2012, as compared with a U.S. $13.0 billion surplus registered in the same period of 2011. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.2 billion during the first three months of 2012, as compared to U.S. $16.0 billion during the same period of 2011. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $4.4 billion and net foreign portfolio investment in-flows totaling U.S. $15.8 billion during the first three months of 2012, as compared to U.S. $6.6 billion of foreign direct investment and U.S. $9.4 billion of net portfolio investment during the same period of 2011.

At July 13, 2012, Mexico’s international reserves totaled U.S. $157.9 billion, an increase of U.S. $15.4 billion, as compared to international reserves at December 31, 2011. At July 13, 2012, the net international assets of Banco de México totaled U.S. $162.9 billion, an increase of U.S. $13.6 billion, as compared to net international assets at December 31, 2011.

Exchange Controls and Foreign Exchange Rates

During 2011, the average peso/dollar exchange rate was Ps. 12.4354 = U.S. $1.00. During the first six months of 2012, the average peso/dollar exchange rate was Ps. 13.2683 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 1, 2012 (which took effect on the second business day thereafter) was Ps. 13.2867 = U.S. $1.00.

On November 29, 2011, the Comisión de Cambios (Foreign Exchange Commission) announced that Banco de México will conduct an auction of U.S. $400 million each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through July 23, 2012, the auction resulted in a sale on only three different days, totaling U.S. $646.0 million.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first three months of 2012, the public sector balance registered a deficit of Ps. 49.5 billion in nominal pesos, as compared to a surplus of Ps. 1.3 billion in nominal pesos registered during the same period of 2011. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 169 million during the first three months of 2012, as compared to a surplus of Ps. 40.0 billion registered during the same period of 2011.

In the first three months of 2012, public sector budgetary revenues totaled Ps. 861.6 billion in nominal pesos, a 7.2% increase in real terms as compared to the same period of 2011. This increase is mainly explained by a 18.8% increase in crude oil revenues and a 1.3% increase in non-oil tax revenues, each in real terms as compared to the same period of 2011.

According to preliminary figures, during the first three months of 2012, crude oil revenues increased by 18.8% in real annual terms as compared to the same period of 2011, primarily as a result of a 25.6% increase in the price of crude oil exports, which was partially offset by a 1.2% decrease in crude oil production. Non-oil tax revenues increased by 1.3% in real terms. This growth in tax revenues was partially offset by the elimination of the vehicle ownership tax. Excluding the effect of the vehicle ownership tax, tax revenues increased by 3.1% in real terms.

According to preliminary figures, during the first three months of 2012, net public sector budgetary expenditures increased by 12.5% in real terms as compared to the same period of 2011. During the first three months of 2012, public sector financing costs increased by 20.5% in real terms as compared to the same period of 2011, mainly as a result of the depreciation of the Mexican peso against the U.S. dollar and greater amortization of Pemex debt principal.

At March 31, 2012, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 21.6 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 14.2 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 27.3 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 16, 2011 and December 12, 2011 respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Revenue Law for 2011). The Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Expenditure Budget for 2011 and, together with the Federal Revenue Law for 2011, the 2011 Budget).

The 2012 Budget allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2011 and the first three months of 2012, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2011 and First Three Months of 2012 Results;

2011 Budget and 2012 Budget Assumptions and Targets

	2011 Budget(5)		2011 Results(2)		2012 Budget(6)		First Three Months 2012 Results(2)
Real GDP growth (%)		3.8%		3.9%		3.3%		4.6%
Increase in the national consumer price index (%)		3.0%		3.8%		3.0%		1.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $	65.40 (3)	U.S. $	101.00	U.S. $	84.90 (3)	U.S. $	110.53
Current account deficit as % of GDP		n.a.		0.8%		n.a.		0.0%
Average exchange rate (Ps./U.S.$1.00)		12.9		12.4		12.8		13.0
Average rate on 28-day Cetes (%)		5.0%		4.2%		4.6%		4.3%
Public sector balance as % of GDP(4)		(0.5)%		(0.6)%		(0.4)%		(0.3)%
Primary balance as % of GDP(4)		n.a.		1.3%		n.a.		0.0%

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.

(2)	Preliminary.

(3)	The Government entered into agreements to hedge oil prices in order to isolate the 2011 Budget and 2012 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011 and Federal Revenue Law for 2012.

(4)	Excluding physical investments by PEMEX.

(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by Congress.

(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at March 31, 2012, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at March 31, 2012 the net internal debt of the Government totaled Ps. 3,209.5 billion, as compared to Ps. 3,112.1 billion outstanding at December 31, 2011. At March 31, 2012, the gross internal debt of the Government totaled Ps. 3,388.9 billion, as compared to Ps. 3,197.7 billion of gross internal debt at December 31, 2011. Of the total gross internal debt of the Government at March 31, 2012, Ps. 381.6 billion represented short-term debt and Ps. 3,007.3 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9 billion of long-term debt at December 31, 2011. The Government’s financing costs on internal debt totaled Ps. 8.5 billion during the first three months of 2012, a decrease of 15.5% as compared to the same period of 2011.

During the first three months of 2012, the average maturity of the Government’s internal debt decreased by 0.16 years, from 7.61 years at December 31, 2011 to 7.45 years at March 31, 2012.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	At December 31,										At March 31,
	2007		2008		2009		2010		2011(4)		2012(1)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,069.6	90.6%
Cetes	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	489.0	14.4
Floating Rate Bonds	325.0	17.1	243.6	10.1	243.5	9.0	183.0	6.3	202.5	6.3	206.4	6.1
Inflation-Linked Bonds	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4	642.1	20.1	693.0	20.4
Fixed Rate Bonds	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,681.1	49.6
Other	100.6	5.3	380.1	15.8	323.4	12.0	334.3	11.6	314.9	9.8	319.6	9.4

Total Gross Debt	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2888.3	100.0%	Ps. 3,197.7	100.0%	Ps. 3,388.9	100.0%

Net Debt
Financial Assets(3)	(107.9)		(68.6)		(231.4)		(79.4)		(85.6)		(179.4)

Total Net Debt	Ps. 1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.0		Ps. 3,112.1		Ps. 3,209.5

Gross Internal Debt/GDP		16.1%		19.8%		21.3%		21.0%		20.9%		23.1%
Net Internal Debt/GDP		15.2%		19.2%		19.5%		20.4%		20.4%		21.9%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 773.5 billion at March 31, 2012. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.

(2)	Preliminary.

(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at March 31, 2012, outstanding public sector gross external debt totaled U.S. $121.1 billion, as compared to U.S. $116.4 billion at December 31, 2011. Of this amount, U.S. $118.3 billion represented long-term debt and U.S. $2.7 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2012 represented approximately 27.5% of nominal GDP, 1.5 percentage points higher than at December 31, 2011.

According to preliminary figures, at March 31, 2012, commercial banks held approximately 15.2% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.5%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.9%; and other creditors held the remaining 0.4%.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies and a breakdown of such debt by currency. It does not reflect the results of the Invitation.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $	7,046	U.S. $	7,545	U.S. $	53,921	U.S. $	845	U.S. $	54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428
2011(4)		60,590		47,436		5,625		113,651		2,769		116,420
At March 31, 2012		63,659		49,209		5,476		118,344		2,737		121,081

By Currency(3)

	At December 31,										March 31, 2012(4)
	2007		2008		2009		2010		2011(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	101,800	84.1%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	6,335	5.2
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,960	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	942	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	10,044	8.3

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	121,081	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2012), (b) external borrowings by the public sector after March 31, 2012 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.

(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.

(3)	Adjusted to reflect the effect of currency swaps.

(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

•

On January 6, 2012, Mexico issued U.S. $2 billion of its 3.625% Global Notes due 2022. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 3.706%.

•

On March 8, 2012, Mexico issued U.S. $2 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 4.839%.

•

On June 8, 2012, Mexico issued Japanese yen 50 billion of notes due 2015 and Japanese Yen 30 billion of notes due 2017. The notes were placed in the Japanese public market and bear interest annually at rates of 1.29% and 1.56%, respectively.

DESCRIPTION OF THE REOPENED NOTES

This document describes the terms of the Reopened Notes in greater detail than the prospectus supplement and the prospectus and may provide information that differs from the prospectus supplement and the prospectus. If the information in this document differs from the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

Mexico will issue the Reopened Notes under the fiscal agency agreement, dated as of September 1, 1992, as amended by Amendment No. 1, dated as of November 28, 1995 and by Amendment No. 2, dated as of March 3, 2003, between Mexico and Citibank, N.A., as fiscal agent (the “Fiscal Agent”). The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the Reopened Notes and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the Reopened Notes. Therefore, Mexico urges you to read the fiscal agency agreement and the form of the Reopened Notes in making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the Fiscal Agent and the Luxembourg listing agent.

General Terms of the Reopened Notes

The Reopened Notes will:

•	be denominated and payable in U.S. dollars;

•	be issued in denominations of U.S. $2,000 and integral multiples of U.S. $2,000;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Mexico and will be backed by the full faith and credit of Mexico;

•	rank equal in right of payment with all of Mexico’s present and future unsecured and unsubordinated external indebtedness;

•	be issued in the form of one or more fully registered global securities, without coupons;

•

be registered in the name of a nominee of DTC and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear and Clearstream, Luxembourg;

•	be governed by New York law, except that all matter governing authorization and execution of the Reopened Notes by Mexico will be governed by the laws of Mexico; and

•

contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding external public indebtedness issued prior to March 3, 2003. Certain of the Old Bonds were originally issued prior to such date. Under these provisions, Mexico may amend the payment provisions of a series of Reopened Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Reopened Notes of that series.

Mexico may, without the consent of the holders, from time to time issue additional notes that may form a single series with a series of Reopened Notes; provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the Reopened Notes of such series have as of the date of the issue of such additional notes.

Mexico will apply to list each series of Reopened Notes on the Luxembourg Stock Exchange and to have each series of Reopened Notes admitted to trading on the Euro MTF market. Mexico cannot guarantee that the application to the Luxembourg Stock Exchange will be approved, and settlement of the Invitation is not conditioned on obtaining the listing. Currently, the outstanding 2022 Notes, the outstanding 2044 Notes and the outstanding 2110 Notes are listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market.

Terms of the Reopened 2022 Notes

The Reopened 2022 Notes:

•	will mature on March 15, 2022;

•	will bear interest at 3.625% per year, accruing from and including March 15, 2012;

•	will pay interest in U.S. dollars on March 15 and September 15 of each year, commencing on September 15, 2012. Interest will be computed on a 360-day year of twelve 30-day months;

•

will pay interest to persons in whose names the Reopened 2022 Notes are registered at the close of business on the March 11 or September 11, as the case may be, preceding the relevant interest payment date;

•	will be consolidated to form a single series with, and be fully fungible with, Mexico’s outstanding 2022 Notes; and

•

are redeemable at Mexico’s option, upon giving not less than 30 days’ notice, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2022 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points over (ii) the principal amount of such Reopened 2022 Notes. For the purposes of the Reopened 2022 Notes:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2022 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third business day preceding such redemption date.

Terms of the Reopened 2044 Notes

The Reopened 2044 Notes:

•	will mature on March 8, 2044;

•	will bear interest at 4.750% per year, accruing from and including March 8, 2012;

•	will pay interest in U.S. dollars on March 8 and September 8 of each year, commencing on September 8, 2012. Interest will be computed on a 360-day year of twelve 30-day months;

•

will pay interest to persons in whose names the Reopened 2044 Notes are registered at the close of business on the March 1 or September 1, as the case may be, preceding the relevant interest payment date;

•	will be consolidated to form a single series with, and be fully fungible with, Mexico’s outstanding 2044 Notes; and

•

are redeemable at Mexico’s option, upon giving not less than 30 days’ notice, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2044 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points over (ii) the principal amount of such Reopened 2044 Notes. For the purposes of the Reopened 2044 Notes:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2044 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third business day preceding such redemption date.

Terms of the Reopened 2110 Notes

The Reopened 2110 Notes:

•	will mature on October 12, 2110;

•	will bear interest at 5.750% per year, accruing from and including April 12, 2012;

•	will pay interest in U.S. dollars on April 12 and October 12 of each year, commencing on October 12, 2012. Interest will be computed on a 360-day year of twelve 30-day months;

•

will pay interest to persons in whose names the Reopened 2110 Notes are registered at the close of business on the April 8 or October 8, as the case may be, preceding the relevant interest payment date;

•	will be consolidated to form a single series with, and be fully fungible with, Mexico’s outstanding 2110 Notes; and

•

are redeemable at Mexico’s option, upon giving not less than 30 days’ notice, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the Reopened 2110 Notes to be redeemed (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points over (ii) the principal amount of such Reopened 2110 Notes. For the purposes of the 2110 Notes:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Reopened 2110 Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Barclays Capital Inc., or their respective affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as below defined) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 P.M., New York City time, on the third business day preceding such redemption date.

CLEARANCE AND SETTLEMENT

Mexico has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, but Mexico takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. None of Mexico, the Fiscal Agent, the Dealer Managers or the Information and Exchange Agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Mexico, the Fiscal Agent, the Dealer Managers or the Information and Exchange Agent or KBL European Private Bankers S.A. as Luxembourg listing agent be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate the Invitation and the issuance of the Reopened Notes. Transfers of Reopened Notes within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold Reopened Notes through DTC and investors who hold or will hold Reopened Notes through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear and Clearstream, Luxembourg.

Initial Settlement

Upon the issuance of the Reopened Notes, DTC or its custodian will credit on its internal system the respective principal amounts of the individual beneficial interests in the global security or securities representing each series of Reopened Notes to the accounts of persons who have accounts with DTC (“DTC Participants”). Such accounts initially will be designated by the Information and Exchange Agent, and will be the same as the accounts in which the Old Bonds accepted for exchange were held. Ownership of beneficial interests in the Reopened Notes will be limited to persons who have accounts with DTC Participants, including the respective depositaries for Euroclear and Clearstream, Luxembourg or indirect DTC Participants. Ownership of beneficial interests in the Reopened Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of DTC Participants, and the records of DTC Participants, with respect to interests of indirect DTC Participants.

Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

Secondary Market Trading in Relation to Reopened Notes

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and the seller’s accounts are located to ensure that settlement can be made on the desired value date. Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the following procedures in order to facilitate transfers of interests in the Reopened Notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Mexico nor the Fiscal Agent, any paying agent or the registrar will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC Participants will transfer interests in the Reopened Notes among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global security or securities representing a series of Reopened Notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global security or securities to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Reopened Notes of each series among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional eurobonds.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When Reopened Notes are to be transferred from the account of a DTC Participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Reopened Notes and make payment for them. On the closing date, the depositary will make payment to the DTC Participant’s account and the Reopened Notes will be credited to the depositary’s account. At settlement the depositaries will credit the Reopened Notes to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the Reopened Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the Reopened Notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the Reopened Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Reopened Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Reopened Notes were credited to the participant’s account. However, interest on the Reopened Notes would accrue from the value date. Therefore, in these cases the interest income on Reopened Notes that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC Participant selling an interest in the Reopened Notes can use its usual procedures for transferring global securities to the depositaries of Euroclear or

Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC Participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg to purchase interests in the Reopened Notes from DTC Participants for delivery to Euroclear or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•

borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream, Luxembourg accounts, in accordance with the clearing system’s customary procedures,

•

borrowing the interests in the United States from a DTC Participant no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade, or

•

staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their depositaries to a DTC Participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Reopened Notes to the DTC Participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

If the Euroclear or Clearstream, Luxembourg participant selling the Reopened Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the Reopened Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

PLAN OF DISTRIBUTION

Mexico has entered into a dealer managers agreement with Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Managers for the Invitation. Pursuant to the dealer managers agreement, Mexico has (a) retained the Dealer Managers to act, directly or through affiliates, on behalf of Mexico as the dealer managers in connection with the Invitation, (b) agreed to pay the dealer managers a fee based on the aggregate principal amount of Reopened Notes issued pursuant to accepted offers, (c) agreed to reimburse the Dealer Managers for certain expenses in connection with the Invitation, and (d) agreed to indemnify the Dealer Managers against certain liabilities and expenses in connection with the Invitation, including liabilities under the U.S. Securities Act of 1933, as amended. The dealer managers agreement contains various other representations, warranties, covenants and conditions customary for agreements of this sort.

If any of the Dealer Managers acquires any Reopened Notes pursuant to the Invitation, it may resell those Reopened Notes from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Any Reopened Notes may be offered to the public either through underwriting syndicates represented by any of the Dealer Managers or directly by the Dealer Managers. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Each of the Dealer Managers has participated as an underwriter in connection with Mexico’s offerings of certain of the Old Bonds, each of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. has participated as an underwriter in connection with Mexico’s offering of the outstanding 2110 Notes, and each of the Dealer Managers has provided and may continue to provide certain investment banking services to Mexico for which they have received and may receive compensation that is customary for services of such nature. The Dealer Managers may trade, or hold a long or short position in, the Old Bonds, the outstanding 2022 Notes, 2044 Notes or 2110 Notes, the Reopened Notes or other debt securities or related derivatives of Mexico for their own accounts or for the accounts of their customers at any given time, and the Dealer Managers may participate in the Invitation by submitting one or more non-competitive offers on their own behalf or by submitting competitive or non-competitive offers on behalf of clients.

Some of the Dealer Managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Dealer Managers and their affiliates may make or hold a broad array of investments and actively trade debt securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico. Certain of the Dealer Managers or their affiliates that have a lending relationship with Mexico routinely hedge their credit exposure to Mexico consistent with their customary risk management policies. Typically, such Dealer Managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in Mexico’s securities, including potentially the Reopened Notes. Any such short positions could adversely affect future trading prices of the Reopened Notes. The Dealer Managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Mexico estimates that its share of the total expenses of the Invitation, excluding fees and commissions, will be approximately U.S. $900,000. The Dealer Managers have agreed to pay for certain expenses in connection with the Invitation.

Mexico retained (1) Bondholder Communications Group to act as exchange agent and information agent in connection with the Invitation and (2) KBL European Private Bankers S.A. to act as Luxembourg listing agent in connection with the Reopened Notes.

None of the Dealer Managers, the Information and Exchange Agent, the Luxembourg listing agent, the clearing systems or any of their respective directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Invitation or Mexico contained or incorporated by reference herein or for any failure by Mexico to disclose events that may have occurred and may affect the significance or accuracy of such information.

This pricing supplement, the prospectus supplement and the prospectus are to be used in connection with (i) exchanges of Old Bonds for Reopened Bonds pursuant to, and in accordance with the terms of, of the Invitation, (ii) offers and sales by the Dealer Managers of the Reopened Notes received by them pursuant to the Invitation at prices that may vary from time to time and (iii) transactions in the Reopened Notes effected by dealers in the United States, to the extent required by applicable law.

RESULTS OF THE INVITATION

This section summarizes the results of the Invitation. A more detailed discussion of the Invitation and the modified Dutch auction may be found in the invitation supplement dated August 3, 2012, read together with the related prospectus and prospectus supplement, each dated February 2, 2012, each of which has been filed with the SEC. Capitalized terms used in this section but not defined herein have the meanings set forth in the invitation supplement dated August 3, 2012.

Pursuant to the Invitation, Mexico expects to issue U.S. $559,254,000 aggregate principal amount of Reopened 2022 Notes, U.S. $963,324,000 aggregate principal amount of Reopened 2044 Notes, U.S. $677,994,000 aggregate principal amount of Reopened 2110 Notes and to pay U.S. $20,910,480 of cash in consideration for U.S. $1,889,229,000 aggregate principal amount of Old Bonds. The Old Bonds expected to be exchanged and retired through the Invitation are comprised of:

Principal Amount of Old Bonds (in millions) to be Exchanged for:
Series of Old Bonds	Reopened 2022 Notes	Reopened 2044 Notes	Reopened 2110 Notes
6.375% Global Notes due 2013	U.S. $ 83.5	U.S. $ 0.5	U.S. $ 5.3
5.875% Global Notes due January 2014	U.S. $ 15.8	U.S. $—	U.S. $ 2.8
5.875% Global Notes due February 2014	U.S. $ 58.0	U.S. $ 2.4	U.S. $ 2.3
6.625% Global Notes due 2015	U.S. $ 39.3	U.S. $ 12.8	U.S. $ 5.5
11.375% Global Bonds due 2016	U.S. $ 95.4	U.S. $ 0.1	U.S. $—
5.625% Global Notes due 2017	U.S. $230.9	U.S. $ 54.9	U.S. $ 5.0
5.95% Global Notes due 2019	—	U.S. $ 88.7	U.S. $ 17.2
8.125% Global Bonds due 2019	—	U.S. $ 5.6	U.S. $ 3.1
5.125% Global Notes due 2020	—	U.S. $ 90.7	U.S. $102.4
8% Global Notes due 2022	—	U.S. $ 39.4	U.S. $ 63.8
11.50% Global Bonds due 2026	—	U.S. $ 10.3	U.S. $ 0.4
8.30% Global Notes due 2031	—	U.S. $ 69.1	U.S. $229.6
7.50% Global Notes due 2033	—	U.S. $ 48.6	U.S. $ 43.0
6.75% Global Notes due 2034	—	U.S. $369.2	U.S. $ 51.6
6.05% Global Notes due 2040	—	U.S. $—	U.S. $ 41.9

The aggregate principal amount of each series of Reopened Notes that will be issued to an exchanging holder of Old Bonds will be rounded down to the nearest U.S. $2,000 and an exchanging holder of Old Bonds will receive a cash payment in respect of the principal amount not issued as a result of that rounding in an amount determined as described in the invitation supplement.

Mexico will not make any payments in respect of any accrued and unpaid interest on Old Bonds accepted for exchange. Holders of Old Bonds who exchange their Old Bonds for Reopened Notes will not be required to pay an amount equal to the interest accrued since the last interest payment date of the Reopened Notes issued to exchanging holders. These amounts have been incorporated into and form part of the calculation of the Exchange Ratios, which will affect the principal amount of Reopened Notes issued to such exchanging holders. Holders of Old Bonds accepted for exchange will continue to receive any interest due and payable on the next regular interest payment date for their Old Bonds if the interest payment date occurs prior to the Settlement Date.

Mexico will cancel all Old Bonds exchanged pursuant to the Invitation promptly following the Settlement Date. Accordingly, the exchange of Old Bonds pursuant to the Invitation will reduce the aggregate principal amount of Old Bonds that otherwise might trade in the public market, which could adversely affect the liquidity and market value of the remaining Old Bonds not exchanged pursuant to the Invitation. Old Bonds not accepted for exchange pursuant to the Invitation will remain outstanding

Although application will be made to have each series of the Reopened Notes listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, no assurance can be given as to the liquidity of the trading market for the Reopened Notes. The price at which the Reopened Notes will trade in the secondary market is uncertain.

The Reopened 2022 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 3.625% Global Notes due 2022 (CUSIP No. 91086QBA5, ISIN US91086QBA58, Common Code 72900952).

The Reopened 2044 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 4.750% Global Notes due 2044 (CUSIP No. 91086QBB3, ISIN US91086QBB32, Common Code 75647727).

The Reopened 2110 Notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $2,000,000,000 5.750% Global Notes due 2110 (CUSIP No. 91086QAZ1, ISIN US91086QAZ19, Common Code 054886942).

The UST Benchmark Rate for the U.S. Treasury 1.750% Note due May 15, 2022 (used in calculations relating to exchanges of Old Bonds into Reopened 2022 Notes) (the “10-Year UST Yield) is 1.65%. The UST Benchmark Rate for the U.S. Treasury 3.000% Note due May 15, 2042 (used in calculations relating to exchanges of Old Bonds into Reopened 2044 Notes or Reopened 2110 Notes) (the “30-Year UST Yield) is 2.75%.

The Benchmark Spread of Reopened 2022 Notes to the 10-Year UST Yield (used in calculations relating to exchanges of Old Bonds into Reopened 2022 Notes) is 0.87%. The Benchmark Spread of Reopened 2044 Notes to the 30-Year UST Yield (used in calculations relating to exchanges of Old Bonds into Reopened 2044 Notes) is 1.18%. The Benchmark Spread of Reopened 2110 Notes to the 30-Year UST Yield (used in calculations relating to exchanges of Old Bonds into Reopened 2110 Notes) is 1.92%.

The Old Bond Exchange Value (expressed as a price per $1,000 principal amount of Old Bonds of the relevant series) and Exchange Ratio for each exchange combination is as follows:

Exchange of Old Bonds into Reopened 2022 Notes
Series of Bonds	Old Bond Exchange Value Per $1,000 of Old Bonds	Exchange Ratio
6.375% Global Notes due 2013	U.S. $1,030.83	0.92948
5.875% Global Notes due January 2014	U.S. $1,073.58	0.96803
5.875% Global Notes due February 2014	U.S. $1,072.64	0.96718
6.625% Global Notes due 2015	U.S. $1,164.49	1.05000
11.375% Global Bonds due 2016	U.S. $1,437.86	1.29649
5.625% Global Notes due 2017	U.S. $1,178.70	1.06281

Exchange of Old Bonds into Reopened 2044 Notes
Series of Bonds	Old Bond Exchange Value Per $1,000 of Old Bonds	Exchange Ratio
6.375% Global Notes due 2013	U.S. $1,030.75	0.88182
5.875% Global Notes due February 2014	U.S. $1,072.33	0.91739
6.625% Global Notes due 2015	U.S. $1,163.95	0.99577
11.375% Global Bonds due 2016	U.S. $1,436.90	1.22929
5.625% Global Notes due 2017	U.S. $1,177.77	1.00760
5.95% Global Notes due 2019	U.S. $1,264.58	1.08186
8.125% Global Bonds due 2019	U.S. $1,418.52	1.21356
5.125% Global Notes due 2020	U.S. $1,206.04	1.03178
8% Global Notes due 2022	U.S. $1,509.13	1.29108
11.50% Global Bonds due 2026	U.S. $1,924.99	1.64685
8.30% Global Notes due 2031	U.S. $1,643.57	1.40609
7.50% Global Notes due 2033	U.S. $1,570.52	1.34360
6.75% Global Notes due 2034	U.S. $1,476.76	1.26339

Exchange of Old Bonds into Reopened 2110 Notes
Series of Bonds	Old Bond Exchange Value Per $1,000 of Old Bonds	Exchange Ratio
6.375% Global Notes due 2013	U.S. $1,031.04	0.82540
5.875% Global Notes due January 2014	U.S. $1,075.04	0.86062
5.875% Global Notes due February 2014	U.S. $1,074.04	0.85982
6.625% Global Notes due 2015	U.S. $1,165.03	0.93267
5.625% Global Notes due 2017	U.S. $1,180.57	0.94511
5.95% Global Notes due 2019	U.S. $1,265.97	1.01347
8.125% Global Bonds due 2019	U.S. $1,419.35	1.13626
5.125% Global Notes due 2020	U.S. $1,207.56	0.96671
8% Global Notes due 2022	U.S. $1,508.01	1.20724
11.50% Global Bonds due 2026	U.S. $1,921.64	1.53837
8.30% Global Notes due 2031	U.S. $1,639.75	1.31270
7.50% Global Notes due 2033	U.S. $1,566.67	1.25420
6.75% Global Notes due 2034	U.S. $1,472.91	1.17914
6.05% Global Notes due 2040	U.S. $1,374.77	1.10057

The Reopened Note Exchange Value is U.S. $1,109.04 for the Reopened 2022 Notes, U.S. $1,168.89 for the Reopened 2044 Notes and U.S. $1,249.14 for the Reopened 2110 Notes.

The Clearing Cash Payment for each U.S. $1,000 principal amount of the relevant series of Old Bonds tendered and accepted for exchange with respect to each exchange combination is as follows:

Clearing Cash Payment for Each U.S. $1,000 Principal Amount of Old Bonds Exchanged for:
Series of Old Bonds	Reopened 2022 Notes	Reopened 2044 Notes	Reopened 2110 Notes
6.375% Global Notes due 2013	U.S. $—	U.S. $—	U.S. $15.00
5.875% Global Notes due January 2014	U.S. $—	U.S. $—	U.S. $—
5.875% Global Notes due February 2014	U.S. $—	U.S. $—	U.S. $ 5.40
6.625% Global Notes due 2015	U.S. $—	U.S. $—	U.S. $—
11.375% Global Bonds due 2016	U.S. $—	U.S. $—	U.S. $—
5.625% Global Notes due 2017	U.S. $20.00	U.S. $10.00	U.S. $—
5.95% Global Notes due 2019	—	U.S. $—	U.S. $—
8.125% Global Bonds due 2019	—	U.S. $—	U.S. $—
5.125% Global Notes due 2020	—	U.S. $—	U.S. $10.00
8% Global Notes due 2022	—	U.S. $—	U.S. $—
11.50% Global Bonds due 2026	—	U.S. $—	U.S. $—
8.30% Global Notes due 2031	—	U.S. $—	U.S. $30.00
7.50% Global Notes due 2033	—	U.S. $15.00	U.S. $—
6.75% Global Notes due 2034	—	U.S. $15.00	U.S. $—
6.05% Global Notes due 2040	—	U.S. $—	U.S. $—

With respect to offers to exchange Old Bonds for Reopened Notes, Mexico announced for each exchange combination, other than for offers to exchange 2040 Notes for Reopened 2044 Notes, that it will accept all non-competitive offers and all competitive offers that specify an Offer Price below or at the applicable Clearing Cash Payment for that exchange combination set forth in the table above.

Settlement

The Settlement Date for the Invitation is expected to be August 20, 2012, or as soon as practicable thereafter.

On the Settlement Date, subject to the conditions of the Invitation:

•

if Mexico has accepted your offer, you, as the identified account holder, or DTC, on your behalf, must deliver to Mexico good and marketable title to your Old Bonds, free and clear of all liens, charges, claims, encumbrances, interests, rights of third parties and restrictions of any kind;

•	in return you will receive:

—	solely by credit to the account in which your exchanged Old Bonds were held, the Reopened Notes to which you are entitled, and

—	solely by credit to the account in which your exchanged Old Bonds were held, any cash to which you are entitled pursuant to the terms of the Invitation.

It is the responsibility of the holder to establish the account from which the Old Bonds will be delivered and to which the Reopened Notes and any cash payments are to be delivered. Under no circumstances will interest be paid by Mexico on any cash to be paid to you, nor will the amount of Reopened Notes deliverable to you be adjusted, by reason of any delay in making payment of funds or delivery of Reopened Notes on the Settlement Date, other than a delay caused by Mexico’s failure to deposit the relevant funds or Reopened Notes with the Information and Exchange Agent on the Settlement Date.

Certain Other Matters

Mexico reserves the right at any time or from time to time following completion or cancellation of the Invitation to call for redemption, purchase or exchange or offer to purchase or exchange Old Bonds or to issue an invitation to submit offers to exchange or sell Old Bonds (including, without limitation, those offered pursuant to the Invitation but not accepted), in each case on terms that may be more or less favorable than those contemplated by the Invitation. The making of any such new offers and the issuance of any new invitation will depend on various factors, including interest rates prevailing at such time and the principal amount of Old Bonds retired pursuant to the Invitation.

JURISDICTIONAL RESTRICTIONS

The distribution of this pricing supplement and related materials is restricted by law in certain jurisdictions. Persons into whose possession these pricing documents come are required by Mexico to inform themselves of and to observe any of these restrictions.

This pricing supplement does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. Neither Mexico nor the Dealer Managers accept any responsibility for any violation by any person of the restrictions applicable in any jurisdiction.

In any jurisdiction in which the Invitation is required to be made by a licensed broker or dealer and in which any Dealer Manager or any of its affiliates is so licensed, it shall be deemed to be made by the Dealer Managers or such affiliates on behalf of Mexico.

Austria

The information in the pricing documents does not constitute a public offering (öffentliches Angebot) to investors in Austria and must not be used in conjunction with a public offering pursuant to Austrian Capital Market Act (Kapitalmarktgesetz) in Austria. No prospectus pursuant to the Austrian Capital Market Act (Kapitalmarktgesetz) has been or will be approved (gebilligt) by or notified (notifiziert) to the Austrian Financial Market Authority (Finanzmarktaufsichtsbehörde) and no such prospectus has been or will be published in Austria in any way which would constitute a public offering under Austrian law (whether presently or in the future), nor has or will such prospectus be deposited with the filing office (Meldestelle) of Oesterreichische Kontrollbank AG.

The information in the pricing documents (e.g., pricing supplement, prospectus supplement and prospectus) is being made available in Austria for the sole purpose of providing information about the securities described herein solely to individually qualified investors in Austria. The information contained in the pricing documents is being made available on the condition that it is solely for the use of the recipient as a potential and individually qualified investor and may not be passed on to any other person or reproduced in whole or in part.

Consequently, the Reopened Notes are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the Reopened Notes. A public offering of the Reopened Notes in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

Belgium

The Invitation does not constitute a public offering within the meaning of Article 3, §2 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (the “Prospectus Law”) nor pursuant to Article 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The Invitation is exclusively conducted under applicable private placement exemptions and has therefore not been, and will not be, notified to, and any other offering material relating to the Invitation has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten).

Accordingly, the Invitation as well as any other materials relating to the Invitation may not be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium, except in circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law and the Takeover Law.

Denmark

The Invitation and the pricing documents do not constitute a prospectus under Danish law and have not been filed with or approved by the Danish Financial Supervisory Authority as the Invitation and the pricing documents have not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act or any Executive Orders issued pursuant thereto. The invitation will only be directed to qualified investors as defined in section 2 of the Danish Prospectus Order no. 643/2012. Accordingly, the invitation and the pricing documents may not be made available to any other person in Denmark nor may the Reopened Notes otherwise be marketed and offered for sale in Denmark.

European Economic Area

In relation to each Member State of the European Economic Area (other than Austria, Belgium, Denmark, France, Germany, Italy, Luxembourg, Netherlands, the United Kingdom and Spain) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any Reopened Notes may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive:

a.	to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

b.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Reopened Notes shall require Mexico or any Dealer Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Reopened Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Invitation and the Reopened Notes to be offered so as to enable an investor to decide to purchase or subscribe the Reopened Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

This EEA selling restriction is in addition to any other selling restrictions set out in this pricing supplement.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Reopened Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Mexico; no Reopened Notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the pricing documents relating to the Reopened Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés) other than individuals investing for their own account, as defined in Articles L. 411-2 and D. 411-1 to D. 411-3, of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired Reopened Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Germany

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Reopened Notes, or distribution of a prospectus or any other offering material relating to the Invitation or the Reopened Notes and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany.

Each of the Dealer Managers represents, agrees and undertakes that: (i) it has not offered, sold or delivered and will not offer, sell or deliver any Reopened Notes in the Federal Republic of Germany otherwise than in accordance with provisions of the German Securities Prospectus Act; and (ii) that it will not distribute in the Federal Republic of Germany any offering material relating to the Reopened Notes to the public and only under circumstances that will result in compliance with the applicable rules and regulations of the Federal Republic of Germany.

Hong Kong

Each Dealer Manager represents and agrees that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Reopened Notes (except for Reopened Notes which are a “structured product” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Reopened Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Reopened Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Italy

The Invitation has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Reopened Notes may be offered, sold or delivered, nor may copies of the invitation or of any other document relating to the Reopened Notes be distributed in Italy, except:

(i)	to qualified investors (investitori qualificati), as defined pursuant to Article 100, paragraph 1, letter a) of Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”), and Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Regulation No. 11971”); or

(ii)	in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies.

Holders or beneficial owners of the Old Bonds may tender their Old Bonds through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007 and Legislative Decree No. 385 of September 1, 1993, each as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority.

Any investor purchasing the Reopened Notes pursuant to the invitation is exclusively responsible for ensuring that any offer or resale of the Reopened Notes it purchased in this offering occurs in compliance with applicable laws and regulations.

The Invitation, any other document relating to the Reopened Notes, and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third-party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.

Luxembourg

The Reopened Notes may not be offered to the public in Luxembourg, except that they may be offered in Luxembourg in the following circumstances:

(a)	in the period beginning on the date of publication of a prospectus in relation to the Reopened Notes which has been approved by CSSF in Luxembourg or, where appropriate, approved in another relevant EU Member State and notified to the CSSF, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to qualified investors, which means “persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments(*), and persons or entities who are, on request, treated as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognised as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients. Investment firms and credit institutions shall communicate their classification on request to the issuer without prejudice to the relevant legislation on data protection. Investment firms authorised to continue considering existing professional clients as such in accordance with Article 71(6) of Directive 2004/39/EC shall be authorised to treat those clients as qualified investors under this Directive”

(c)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)	at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an offer of Reopened Notes to the public in relation to any Reopened Notes in Luxembourg means the communication in any form and by any means of sufficient information on the terms of the Invitation and the Reopened Notes to be offered so as to enable an investor to decide to purchase the Reopened Notes, as defined in the Law of July 10, 2005 on prospectuses for securities and implementing Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003 on the prospectus to be published when securities are offered to the public or admitted to trading (the Prospectus Directive), or any variation thereof or amendment thereto.

Mexico

The Invitation was not approved by the CNBV and was not publicly made or distributed in Mexico. The Reopened Notes will not be registered in the National Securities Registry maintained by CNBV and may not be offered or sold publicly in Mexico. The Reopened Notes may be offered or sold privately in Mexico to qualified and institutional investors, pursuant to the private placement exemption contemplated under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

The Reopened Notes may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Norway

The Invitation and the pricing documents do not constitute a prospectus under Norwegian law and have not been filed with or approved by the Norwegian Financial Supervisory Authority, the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises, as the Invitation and the pricing documents have not been prepared in the context of a public offering of securities in Norway within the meaning of the Norwegian Securities Trading Act or any Regulations issued pursuant thereto. The Invitation will only be directed to qualified investors as defined in the Norwegian Securities Regulation section 7-1. Accordingly, the Invitation and the pricing documents may not be made available to any other person in Norway nor may the Reopened Notes otherwise be marketed and offered for sale in Norway.

Singapore

The Invitation is made only to and directed at, and the Reopened Notes are only available to, persons in Singapore who are existing holders of the Old Bonds previously issued by Mexico. This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Reopened Notes may not be circulated or distributed, nor may the Reopened Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of the Old Bonds or (ii) pursuant to, and in accordance with, the conditions of an exemption under any provision of Subdivision (4) of Division 1 of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

Spain

Neither the Reopened Notes nor the Invitation have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the Reopened Notes may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder, or otherwise in reliance of an exemption from registration available thereunder.

Switzerland

The Invitation is made in Switzerland on the basis of a private placement, not as a public offering. This document is not intended to constitute an offer or solicitation to purchase or invest in the Reopened Notes described herein. The Reopened Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Reopened Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this document nor any other offering or marketing material relating to the Reopened Notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

The pricing documents are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and

Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Reopened Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Reopened Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Uruguay

The offering of the Reopened Notes pursuant to the Invitation constitutes a private placement pursuant to section 2 of Uruguayan law 18,627 and the Reopened Notes are not and will not be registered with the Superintendence of Financial Services of the Central Bank of Uruguay.

GENERAL INFORMATION

Due Authorization

The issue of the Reopened Notes has been authorized by the Decree of the President of Mexico dated December 2, 2009.

Listing and Admission to Trading; Luxembourg Listing Agent

Application will be made to list the Reopened Notes on the Luxembourg Stock Exchange and to have each series of Reopened Notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. The Luxembourg listing agent is KBL European Private Bankers S.A. 43, Boulevard Royal, L-2955 Luxembourg.

Litigation

Neither Mexico nor any governmental agency of Mexico is involved in any litigation, arbitration or administrative proceeding relating to claims or amounts that are material in the context of the Invitation or issue of the Reopened Notes and that would materially and adversely affect Mexico’s ability to meet its obligations under the Reopened Notes or the fiscal agency agreement with respect to the Reopened Notes. Mexico is not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened.

Documents Relating to the Reopened Notes

Copies of the fiscal agency agreement and the form of the Reopened Notes of each series may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the specified offices of the Fiscal Agent and paying agents.

Where You Can Find More Information

Documents Filed with the Luxembourg Stock Exchange

For purposes of the listing and admission to trading of the Reopened Notes on the Luxembourg Stock Exchange, only the Annual Report shall be deemed to be incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. All future filings made with the SEC shall not form part of the pricing documents.

You may obtain copies of the pricing documents and any documents incorporated by reference at the offices of the Luxembourg listing agent, during normal business hours on any weekday (except public holidays).

Documents Filed with the SEC

The SEC allows Mexico to incorporate by reference some information that Mexico files with the SEC. Mexico can disclose important information to you by referring to these documents. The following documents are considered a part of and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus:

•	Mexico’s Annual Report on Form 18-K for the year ended December 31, 2010 (the “Annual Report”), as filed with the SEC on October 28, 2011, SEC file number 333-03610;

•

Amendment No. 1 on Form 18-K/A to the Annual Report, as filed on January 3, 2012 with the SEC, Amendment No. 3 on Form 18-K/A to the Annual Report, as filed on March 5, 2012 with the SEC and Amendment No. 5 on Form 18-K/A to the Annual Report, as filed on August 3, 2012 with the SEC; and

•	each amendment to the Annual Report on Form 18-K/A, and each subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A, filed on or after the date of this pricing supplement.

Information that Mexico files with the SEC in the form of any amendment to the Annual Report on Form 18 K/A, any subsequent Annual Report on Form 18-K and any amendment thereto on Form 18-K/A filed on or after the date of this pricing supplement will update and supersede earlier information that it has filed, and will be considered part of and incorporated by reference in this pricing supplement.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Washington, D.C. 20002

Please call the SEC at 1-800-SEC-0330 for further information. In addition, electronic SEC filings of Mexico are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Clearing

The Reopened Notes have been accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC.

Validity of the Reopened Notes

The validity of the Reopened Notes will be passed upon for Mexico, as to all matters of Mexican law, by the Fiscal Attorney of the Federation of Mexico, the Deputy Fiscal Attorney of the Federation for Financial Affairs of Mexico or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit, and as to all matters of U.S. law, by Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to Mexico.

The validity of the Reopened Notes will be passed upon for the Dealer Managers, as to all matters of Mexican law, by Ritch Mueller, S.C., and as to all matters of U.S. law, by Sullivan & Cromwell LLP.

As to all matters of Mexican law, Cleary Gottlieb Steen & Hamilton LLP may rely on the opinion of the Fiscal Attorney or the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit of Mexico; and Sullivan & Cromwell LLP may rely on the opinions of the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit and Ritch Mueller, S.C.

As to all matters of U.S. law, the Fiscal Attorney, the Deputy Fiscal Attorney or the Deputy Director General of Legal Procedures of Credit of the Ministry of Finance and Public Credit may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP; and Ritch Mueller, S.C. may rely on the opinion of Sullivan & Cromwell LLP.

Information on Mexico

Mexico confirms that the pricing documents do not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading. Mexico accepts responsibility accordingly. The pricing documents are being furnished solely for use by investors in connection with their consideration of their participation in the Invitation.

THE ISSUER

United Mexican States

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

01020 México, D.F.

DEALER MANAGERS

Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036 In the United States: (888) 292-0070 (U.S. toll free) Outside the United States: (646) 855- 3401

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

In the United States: (800) 820-1653

(U.S. toll free)

(212) 538-2147 (collect)

Outside the United States: +44 20

7883 8763/7161

Goldman, Sachs & Co. 200 West Street New York, New York 10282 In the United States: (800) 828-3182 (U.S. toll free) Outside the United States: (212) 902- 5183

FISCAL AGENT AND PAYING AGENT Citibank, N.A. Global Agency & Trust Services 111 Wall Street, 5th Floor New York, New York 10043	LUXEMBOURG LISTING AGENT AND PAYING AGENT KBL European Private Bankers S.A. 43, Boulevard Royal L-2955 Luxembourg

LEGAL ADVISORS

To Mexico as to U.S. law: Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	To Mexico as to Mexican law: Deputy Director General of Legal Procedures of Credit Ministry of Finance and Public Credit Insurgentes Sur 795, Piso 12 Colonia Nápoles 03810 México, D.F.

To the Dealer Managers as to U.S. law: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	To the Dealer Managers as to Mexican law: Ritch Mueller, S.C. Torre del Bosque Blvd. Manuel Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.